Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600

ELAN ANNOUNCES WEBCAST OF FOURTH QUARTER AND FULL YEAR 2010 FINANCIAL RESULTS

DUBLIN, IRELAND, February 3, 2011 -- Elan Corporation, plc (NYSE: ELN) announced today that it will host a conference call on Tuesday February 8, 2011 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. Greenwich Mean Time (GMT) with the investment community to discuss Elan’s fourth quarter and full year 2010 financial results, which will be released before the European and U.S. financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan Corporation, plc
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit www.elan.com.

Source: Elan Corporation, plc

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